# SEC Schedule 13G/A (Amendment No. 16) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Simon Property Group, Inc., CIK 0001063761
CUSIP: 828806109
Title of class of securities: Common Stock Par Value $.0001 per Share
Address of issuer's principal executive offices: 225 West Washington Street, Indianapolis, Indiana (IN), 46204
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000937888

## Reporting persons
- Melvin Simon & Associates, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); member of a group; sole voting power 11,634,169; shared voting power 889,747; sole dispositive power 11,634,169; shared dispositive power 889,747; aggregate amount beneficially owned 12,253,916 (3.7% of the class); the aggregate amount excludes certain shares
  Comment: * Amounts disclosed for each reporting person in this Schedule 13G include, as appropriate: (1) shares of Common Stock, par value $0.0001 per share ("Common") of Simon Property Group, Inc. (the "Company"); (2) shares of Class B Common Stock, par value $0.0001 per share ("Class B Common") of the Company (shares of Class B Common may convert into Common on a share-for-share basis); (3) units of partnership interest ("Units") of Simon Property Group, L.P. (the "Operating Partnership") (Units held by limited partners of the Operating Partnership are exchangeable for shares of Common on a one-to-one basis or cash, as determined by the Company); and (4) certain awards granted pursuant to the (i) Simon Property Group, L.P. 1998 Stock Incentive Plan, and (ii) Simon Property Group, L.P. 2019 Stock Incentive Plan, each, as amended (collectively, the "Stock Plan") consisting of restricted stock awards and long-term incentive plan units ("LTIP Units") (LTIP units which have satisfied all applicable performance and/or time-based vesting requirements can be converted into Units and then exchanged for shares of Common on a one-to-one basis or cash, as determined by the Company).
  
  ** All calculations of percentage ownership disclosed for each reporting person in this Schedule 13G are based upon an aggregate of 326,417,039 shares of Common and 8,000 shares of Class B Common outstanding as of March 31, 2025, as reported by the Company on Form 8-K furnished to the Securities and Exchange Commission on May 12, 2025. In addition, all calculations of percentage ownership herein assume that all Units and fully-vested LTIP Units held by the applicable reporting person are exchanged for shares of Common, but do not give effect to the exchange of Units or fully-vested LTIP Units by other reporting persons.
  
  (1) "MSA" means Melvin Simon & Associates, an Indiana corporation.
  
  (2) MSA is owned directly or indirectly through one or more entities by Mr. Herbert Simon (30.94%), Mr. David Simon (3.04%), and certain other shareholders. Includes 11,634,169 shares of Common issuable upon exchange of Units owned directly by MSA and indirectly owned through an entity that MSA controls, as well as 889,747 shares of Common currently outstanding that are subject to the Amended and Restated Voting Trust (as defined in footnote 9 to this Schedule 13G), of which Mr. Herbert Simon and Mr. David Simon are the voting trustees. The ownership percentage is based on the number of shares of Common outstanding as of March 31, 2025, plus 11,634,169 shares of Common into which the Units, beneficially owned by MSA, may be converted.
  
  (3) Mr. Eli Simon was appointed Executive Vice President of MSA as of May 10, 2024.
- Herbert Simon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 5,615,001; shared voting power 889,747; sole dispositive power 5,615,001; shared dispositive power 889,747; aggregate amount beneficially owned 6,504,748 (1.96% of the class); the aggregate amount excludes certain shares
  Comment: (4) Includes 190,925 shares of Common currently outstanding and 5,424,076 shares of Common issuable upon exchange of Units owned indirectly through trusts or other entities controlled by Mr. Herbert Simon, including 102 Units (which represents Mr. Herbert Simon's proportionate share of 204 Units owned by an entity that is owned by Mr. Herbert Simon and a third party). Also includes 889,747 shares of Common subject to the Amended and Restated Voting Trust (as defined in footnote 9 to this Schedule 13G) of which Mr. Herbert Simon is one of two voting trustees. Does not include shares of Common and shares issuable upon exchange of Units owned by MSA, which is 30.94% owned by trusts controlled by Mr. Herbert Simon, which are reported separately. The ownership percentage is based on the number of shares of Common outstanding as of March 31, 2025, plus 5,432,076 shares of Common into which the Units, beneficially owned by Mr. Herbert Simon, may be converted.
  
  (5) Mr. Herbert Simon was replaced by Mr. Eli Simon as one of the two voting trustees under the Class B Voting Trust (as defined in footnote 10 to this Schedule 13G) as of February 4, 2025.
- David Simon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 10,766,136; shared voting power 959,344; sole dispositive power 3,847,869; shared dispositive power 7,877,611; aggregate amount beneficially owned 11,725,480 (3.49% of the class); the aggregate amount excludes certain shares
  Comment: (6) Reflects 804,088 Units that are owned by Mr. David Simon and 1,965,231 vested LTIP Units owned by Mr. David Simon that were received under the Stock Plan. Also reflects 6,918,267 Units directly held by SFG Company LLC over which Mr. David Simon has sole voting power and shared dispositive power. Also reflects (i) 8,000 shares of Class B Common (which are convertible on a one-for-one basis into shares of Common) and 373 shares of Common, which are subject to the Class B Voting Trust (as defined in footnote 10 to this Schedule 13G) of which Mr. David Simon is one of two voting trustees and (ii) 889,747 shares of Common, which are subject to the Amended and Restated Voting Trust (as defined in footnote 9 to this Schedule 13G) of which Mr. David Simon is one of two voting trustees. The ownership percentage is based on the number of shares of Common outstanding as of March 31, 2025, plus 9,745,132 shares of Common shares into which the Units, LTIP Units, and Class B Common beneficially owned by Mr. David Simon may be converted. Does not include any shares of Common issuable pursuant to awards under the Stock Plan that are unearned and/or will not vest within 60 days. Does not include 760,922 Units held by a trust which Mr. David Simon does not control but of which Mr. David Simon is a beneficiary. Does not include shares of Common and shares issuable upon exchange of Units owned by MSA, which is 3.04% owned by Mr. David Simon individually or by trusts owned or controlled by Mr. David Simon, which are reported separately.
- Eli Simon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 69,236; shared voting power 8,373; sole dispositive power 69,236; shared dispositive power 8,373; aggregate amount beneficially owned 77,609 (0.02% of the class); the aggregate amount excludes certain shares
  Comment: (7) Reflects 7,615 vested LTIP Units owned by Mr. Eli Simon that were received under the Stock Plan. Also reflects (i) 8,000 shares of Class B Common (which are convertible on a one-for-one basis into shares of Common) and 373 shares of Common, which are subject to the Class B Voting Trust (as defined in footnote 10 to this Schedule 13G) of which Mr. Eli Simon is one of two voting trustees. The ownership percentage is based on the number of shares of Common outstanding as of March 31, 2025, plus 7,615 shares of Common shares into which the vested LTIP Units beneficially owned by Mr. Eli Simon may be converted. Does not include any shares of Common issuable pursuant to awards under the Stock Plan that are unearned and/or will not vest within 60 days.
  
  (8) Mr. Eli Simon replaced Mr. Herbert Simon as one of the two voting trustees under the Class B Voting Trust as of February 4, 2025. Mr. Eli Simon was appointed Executive Vice President of MSA as of May 10, 2024.
- Amended and Restated Voting Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 889,747; sole dispositive power 0; shared dispositive power 889,747; aggregate amount beneficially owned 889,747 (0.27% of the class); the aggregate amount excludes certain shares
  Comment: (9) "Amended and Restated Voting Trust" means that certain Voting Trust formed pursuant to a Second Amended and Restated Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between Melvin Simon & Associates, Inc., an Indiana corporation and Melvin Simon, Herbert Simon and David Simon.
- Class B Voting Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,373; sole dispositive power 0; shared dispositive power 8,373; aggregate amount beneficially owned 8,373 (0% of the class); the aggregate amount excludes certain shares
  Comment: (10) "Class B Voting Trust" means that certain Voting Trust formed pursuant to a Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon.
  
  (11) Consists of 8,000 shares of Class B Common and 373 shares of Common. The ownership percentage is based on the number of shares of Common outstanding as of December 31, 2023, plus 8,000 shares of Common into which the Class B Common, beneficially owned by the Class B Voting Trust, may be converted.
  
  (12) Mr. Eli Simon replaced Mr. Herbert Simon as one of the two voting trustees under the Class B Voting Trust as of February 4, 2025.

## Item 1. Issuer
Name of issuer: Simon Property Group, Inc.
Address of issuer's principal executive offices: 225 West Washington Street Indianapolis, IN, 46204

## Item 2. Person Filing
Name of person filing:
(i) Melvin Simon & Associates, Inc.;
(ii) Herbert Simon;
(iii) David Simon;
(iv) Eli Simon;
(v) Amended and Restated Voting Trust; and
(vi) Class B Voting Trust.
Address of principal business office or, if none, residence:
225 West Washington Street
Indianapolis, IN 46204
Citizenship:
(i) MSA - Indiana
(ii) Herbert Simon - United States
(iii) David Simon - United States
(iv) Eli Simon - United States
(v) Amended and Restated Voting Trust - Delaware
(vi) Class B Voting Trust - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
I. MELVIN SIMON & ASSOCIATES, INC. - 12,523,916
II. HERBERT SIMON - 6,504,748
III. DAVID SIMON - 11,725,480
IV. ELI SIMON - 77,609
V. AMENDED AND RESTATED VOTING TRUST - 889,747
VI. CLASS B VOTING TRUST - 8,373
Percent of class:
I. MELVIN SIMON & ASSOCIATES, INC. - 3.70
II. HERBERT SIMON - 1.96
III. DAVID SIMON - 3.49
IV. ELI SIMON - 0.02
V. AMENDED AND RESTATED VOTING TRUST - 0.27
VI. CLASS B VOTING TRUST - Less than 0.01%
Sole power to vote or to direct the vote:
I. MELVIN SIMON & ASSOCIATES, INC. - 11,634,169
II. HERBERT SIMON - 5,615,001
III. DAVID SIMON - 10,766,136
IV. ELI SIMON - 69,236
V. AMENDED AND RESTATED VOTING TRUST - 0
VI. CLASS B VOTING TRUST - 0
Shared power to vote or to direct the vote:
I. MELVIN SIMON & ASSOCIATES, INC. - 889,747
II. HERBERT SIMON - 889,747
III. DAVID SIMON - 959,344
IV. ELI SIMON - 8,373
V. AMENDED AND RESTATED VOTING TRUST - 889,747
VI. CLASS B VOTING TRUST - 8,373
Sole power to dispose or to direct the disposition:
I. MELVIN SIMON & ASSOCIATES, INC. - 11,634,169
II. HERBERT SIMON - 5,615,001
III. DAVID SIMON - 3,847,869
IV. ELI SIMON - 69,236
V. AMENDED AND RESTATED VOTING TRUST - 0
VI. CLASS B VOTING TRUST - 0
Shared power to dispose or to direct the disposition:
I. MELVIN SIMON & ASSOCIATES, INC. - 889,747
II. HERBERT SIMON - 889,747
III. DAVID SIMON - 7,877,611
IV. ELI SIMON - 8,373
V. AMENDED AND RESTATED VOTING TRUST - 889,747
VI. CLASS B VOTING TRUST - 8,373

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Melvin Simon & Associates, Inc.: /s/ Herbert Simon, Herbert Simon, Chairman (05/14/2025)
- Herbert Simon: /s/ Herbert Simon, Herbert Simon (05/14/2025)
- David Simon: /s/ David Simon, David Simon (05/14/2025)
- Eli Simon: /s/ Eli Simon, Eli Simon (05/14/2025)
- Amended and Restated Voting Trust: /s/ Herbert Simon, Herbert Simon, as Voting Trustee and in his individual capacity (05/14/2025)
- Amended and Restated Voting Trust: /s/ David Simon, David Simon, as Voting Trustee and in his individual capacity (05/14/2025)
- Class B Voting Trust: /s/ David Simon, David Simon, as Voting Trustee (05/14/2025)
- Class B Voting Trust: /s/ Eli Simon, Eli Simon, as Voting Trustee (05/14/2025)